July 31, 2013

Via EDGAR and email

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Bank of Nova Scotia Post-effective Amendment to Form F-3 Filed July 30, 2013 File No. 333-185049

Dear Ms. Hayes,

This letter is in response to your letter dated July 30, 2013 in connection with your review of the Post-effective Amendment to Form F-3 (the “filing”) for The Bank of Nova Scotia (the “Bank”) filed on July 30, 2013 (File No. 333-185049).

For your convenience, we have reproduced your comments and included the Bank’s comments below.

1.	Please confirm that, with respect to your structured note offerings, you will comply with the comments contained in the following letters in your future prospectus supplements.
•	The sample letter sent to financial institutions regarding their structured note offerings disclosure in their prospectus supplements and Exchange Act reports, which is available at: http://www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm.
•	The letter sent to certain financial institutions by the Office of Capital Markets Trends on February 21, 2013, which can be located by searching “Office of Capital Markets Trends” at the following link: http://searchwww.sec.gov/EDGARFSClient/jsp/EDGAR_MainAccess.jsp.

The Bank is aware of the comments provided by the Securities and Exchange Commission (the “Commission”) with respect to structured note offerings in the referenced letters and has implemented a program to comply with such comments in its structured note offerings by September 1, 2013.

The Bank acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Bank from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
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•	the Bank may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require further information, please contact me at (212) 610-6320.

Yours truly,

/s/ Cathleen McLaughlin

Cathleen E. McLaughlin

Allen & Overy LLP

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